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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sikich Corporate Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1415 W. Diehl Road Suite 400
(No. and Street)

Naperville (City) Illinois (State) 60563 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

SEC
Mail Processing
Section
MAR 01 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Stark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sikich Corporate Finance LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

RONA L MARMITT
Official Seal
Notary Public - State of Illinois
My Commission Expires Sep 19, 2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sikich Corporate Finance, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sikich Corporate Finance, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sikich Corporate Finance, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sikich Corporate Finance, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sikich Corporate Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Sikich Corporate Finance, LLC's auditor since 2018.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Information (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Sikich Corporate Finance, LLC's financial statements. The supplemental information is the responsibility of Sikich Corporate Finance, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2019

Sikich Corporate Finance, LLC
Statement of Financial Condition
As of December 31, 2018

ASSETS

		2018
Assets		
Cash	$	412,424
Accounts receivable, net of allowances ($69,264)		257,569
Accounts receivable from member		50,000
Prepaid expenses and other assets		8,241
TOTAL ASSETS	$	728,234

LIABILITIES AND MEMBER'S EQUITY

		2018
Liabilities		
Accrued expenses		21,150
Accounts payable		6,258
TOTAL LIABILITIES		27,408
Member's Equity		700,826
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	728,234

Sikich Corporate Finance, LLC
Statement of Income

For the Year Ended December 31, 2018

		2018
Revenue		
Consulting Revenue	$	1,727,233
Expenses		
Commission Expense		498,117
Bad Debt Expense		69,264
Payroll Taxes & Benefits		12,260
Legal & Accounting Fees		89,689
Insurance		1,083
Outside Service		3,175
FINRA & SIPC Fees		7,541
Other Operating Exp		3,070
Total Expenses		684,199
NET INCOME	**$**	**1,043,034**

Sikich Corporate Finance, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

Member's Equity at Beginning of Year	$	457,792
Net Income (loss)		1,043,034
Member distributions		(800,000)
Member's Equity at End of Year	$	700,826

Sikich Corporate Finance, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activites		
Net Income	$	1,043,034
Adjustments to reconcile net income to net cash provided by		
Operating Activities:		
Accounts receivables- net		(62,587)
Accounts receivables from member		(50,000)
Prepaid expenses		(8,241)
Accounts payable & accrued expenses		27,408
Net Cash Provided by Operating Activities		949,614
Cash Flows from Investing Activities		
Member distributions		(800,000)
Net Cash (Used In) Investing Activities		(800,000)
Net Increase in Cash		149,614
Cash at Beginning of Year		262,810
Cash at Beginning of Year	$	412,424

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations- Sikich Corporate Finance, LLC, a Delaware limited liability company (the Firm), was formed on October 15, 2008, and began operations on November 3, 2009. The Firm is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), and the Securities and Exchange Commission (SEC). The general purpose of the Firm is to engage in capital raising services, including private securities placements and Private Investment in Public Equity (PIPE) transactions, and to perform mergers and acquisitions advisory services, including facilitating mergers and acquisitions, tender offers, financial restructurings, asset sales, divestitures and other corporate reorganizations or business combination transactions, and rendering fairness, solvency or similar opinions. The Firm's customers are located throughout the United States. The Firm is wholly owned by Sikich LLP, a professional services firm.

b. Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

c. Concentrations of Credit Risk- The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits.

d. Accounts Receivable- Accounts Receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. Accordingly, the accounts receivable disclosed in the statement of financial condition reflects an allowance for doubtful accounts consistent with the Firm policy. Uncollectible accounts receivable are charges directly against operations.

e. Basis of Presentation and Method of Accounting- The Firm's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP'), and presented on the accrual basis method of accounting.

f. Revenue Recognition- Fee revenue includes recurring professional services that are paid for the duration of the engagement, and success fees earned on completed mergers and acquisition transactions. Professional service revenues are recorded at the time services are performed, while success fees are recorded when the transaction is completed and the income is reasonably determinable.

g. Reclassifications- For the statement of cash flows, certain prior year balances have been reclassified to conform for the current year presentation.

NOTE 2: FAIR VALUE MEASUREMENTS

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Firm has the ability to access.
- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Firm's own data.

At December 31, 2018, the Firm did not have any level 1, 2 or 3 investments.

NOTE 3: INCOME TAX EXPENSE

As a limited liability company, the Firm is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Firm. The single member owner is taxed individually on its share of the Firm's earnings. The Firm is subject to certain state taxes; however no provision for state income taxes is required at December 31, 2018.

Accounting principles generally accepted in the United States of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities. Generally, the Firm is no longer subject to income tax examinations by major taxing authorities for the years before 2015.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2018.

NOTE 4: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2018, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

NOTE 5: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The Firm is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as these terms are defined under the rule. At December 31, 2018, the Firm's net capital was $385,016 which was $380,016 in excess of its minimum net capital requirement. There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Firm and included in the unaudited Part II of Form X-17a-5 as of December 31, 2018.

NOTE 6: RELATED PARTY TRANSACTIONS

The Firm is 100% owned by Sikich LLP and is subject to an expense sharing agreement with Sikich LLP that has been approved by FINRA. The agreement was amended on June 17, 2014 to reflect adjustments in expenses and is for a period of twelve months and will renew automatically for an additional twelve months if not cancelled prior to the renewal date of the contract. Under the agreement Sikich LLP has agreed to pay full amount of certain expenses on behalf of the Firm. During the year ended December 31, 2018, Sikich LLP paid $1,493,053 in consideration of rent, utilities, telephone, equipment furniture and fixtures, postage, office supplies, accounting services, and other general non-securities related administrative and office expenses. The Firm will not have any obligation to pay back any incurred expenses paid on its behalf by Sikich LLP, and thus such amounts are not reflected in the financial statements. As of December 31, 2018, the Firm has an outstanding receivable with Sikich LLP of $50,000 related to advisory services.

NOTE 7: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

SUPPLEMENTAL INFORMATION

Sikich Corporate Finance, LLC
Computation of Net Capital Requirements
As of December 31, 2018

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition			$ 700,826
less nonallowable assets from Statement of Financial Condition			(315,810)
Net capital before haircuts on securities positions			385,016
Haircuts on securities			-
Net Capital			385,016
Computation of Basic Net Capital Requirement, the greater of:			5,000
6 2/3% of Aggregate Indebtedness	$	1,827	
Minimum dollar requirement		5,000	
Excess Net Capital			$ 380,016
Aggregate Indebtedness:			$ 27,408
Excess Net Capital (Net Capital, less 10% Aggregate Indebtedness)			$ 382,275
Percentage of Aggregate Indebtedness to Net Capital			7.12%
120% of Required Net Capital			$ 6,000
Net Capital in Excess of 120% of Required Net Capital			$ 379,016

The Firm did not handle any customer cash or securities during the period ended December 31, 2018 and does not have any customer accounts.

The Firm did not handle any customer cash or securities during the period ended December 31, 2018 and does not have any customer accounts.

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sikich Corporate Finance, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Sikich Corporate Finance, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2019

SIKICH.

SIKICH.COM

Barry Stark
Chief Compliance Officer
D: 630.566.8571
F: 630.566.8401
barry.stark@sikich.com

The Exemption Report

We, as members of the management of Sikich Corporate Finance LLC (the Company) are responsible for complying with 17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. 240. 15c3-3: (k) (2)(i) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

1. We identified the following provisions of 17 C.F.R. 240.15c3-3: (k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3 (k) (2)(i) (the "exemption provisions") and
2. The Company met the identified exemption provisions under 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year ending December 31, 2018, without exception.

Sikich Corporate Finance LLC

Barry Stark

Barry Stark
Chief Compliance Officer
February 26, 2019

RONA L MARMITT
Official Seal
Notary Public - State of Illinois
My Commission Expires Sep 19, 2020

2/26/2019
Rona L Marmitt